Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2007

Mr. John J. Leahy
Chief Financial Officer, Executive President
And Principal Accounting Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, MA 01653

Re: The Hanover Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File Number: 001-13754

Dear Mr. Leahy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Investment Portfolio, page 49

1.   Please provide us in disclosure-type format, if true, that you have the intent and ability to hold investment grade fixed maturities with unrealized losses at December 31, 2006 until they recover or until maturity. Otherwise, provide us in disclosure-type format, explanation supporting your conclusion that the unrealized losses are not other-than-temporary.

Liquidity and Capital Resources, page 61

Contractual Obligations Table, page 63

2.   Based on your disclosure in the statement of cash flows, it appears that interest
        payments represent a significant cash outflow for the Company. As these
        payments represent material future contractual obligations of the Company, we
        believe the inclusion of estimated interest payments in the contractual obligations
        table will provide investors increased transparency of your cash flow. Based on
        the above factors, please provide us, using disclosure-type format, proposed
        revisions to the contractual obligations table to include the interest payments.
        Refer to Financial Reporting Release 72.

                                              * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;
- staff comment or change to disclosure in response to staff comment do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comment as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant